

August 2, 2010

<u>Via U.S. Mail and Facsimile 781.557.1350</u>

John G. Demeritt
Chief Financial Officer
Franklin Street Properties Corp.
401 Edgewater Place, Suite 200
Wakefield, MA 01880-6210

> **Re: Franklin Street Properties Corp.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed February 23, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2010**
> **Form 10-Q for period ended March 31, 2010**
> **Filed May 4, 2010**
> **File No. 1-32470**

Dear Mr. Demeritt:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 15. Exhibits, Financial Statement Schedules

Consolidated Financial Statements

Consolidated Statements of Income, page F-6

1.   Please tell us why you have included interest expense within operating expenses as
        opposed non-operating expenses, similar to your treatment of interest income.

Consolidated Statements of Cash Flows, page F-8

2.   Please tell us why you have presented the repayment of bank note payable for the year
        ended December 31, 2009 as a positive amount.

Proxy Statement on Schedule 14A

Corporate Governance Principles and Board Matters, page 6

Board Role in Risk Oversight, page 8

3.   Please tell us the effect your risk oversight has on your board's leadership structure.
        Refer to Item 407(h) of Regulation S-K. Confirm that you will include similar disclosure
        in your future filings.

Executive Compensation, page 19

Compensation Discussion and Analysis, page 19

4.   You state throughout the CD&A that you believe certain elements of your compensation
        are consistent with that of comparable companies. Please tell us whether the company
        engages in benchmarking compensation and, if so, please identify the companies.

Overview, page 19

5.   We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe
        the process you undertook to reach the conclusion that your compensation policies and
        practices are not reasonably likely to have a material adverse effect on you.

John Demeritt
Franklin Street Properties Corp.
August 2, 2010
Page 3

Form 10-Q for the period ended March 31, 2010

Item 1. Financial Statements

Condensed Consolidated Statements of Cash Flows, page 6

6.   We note that dividends paid have exceeded net cash provided by (used in) operating activities during the first quarter of 2010, as well as two of the three years provided in your consolidated statements of cash flows of your Form 10-K for the fiscal year ended December 31, 2009. Please tell us and discuss the source(s) of these excess distributions, as dividends in excess of net cash provided by operating activities raise concerns about the sustainability of future dividend distributions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at 202.551.3404 or Tom Kluck, Legal Branch Chief, at 202.551.3233 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief